SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    Report on Form 6-K dated January 13, 2004

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                            Form 20-F X Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                             Yes             No X

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                             Yes             No X

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                             Yes             No X

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

A press release dated January 13, 2004 announcing that a fourth quarter and year end conference call webcast has been scheduled for February 5, 2004.



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                   DASSAULT SYSTEMES SCHEDULES FOURTH QUARTER
                      AND YEAR END CONFERENCE CALL WEBCAST
                              FOR FEBRUARY 5, 2004

Paris, France - January 13, 2004 - Dassault Systemes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY PA) a worldwide leading software developer of product lifecycle management (PLM) solutions, will host a conference call on Thursday, February 5, 2004, to discuss its operating performance for the fourth quarter and financial year ended December 31, 2003.

The management of Dassault Systemes, will host the conference call at 10:00 AM New York Time - 4:00 PM Paris Time to discuss the Company's operating performance.

The conference call will be available via the Internet by accessing Dassault Systemes' website at www.3ds.com. Follow the directions on the main page to link to the audio. Please go to the website at least fifteen minutes prior to the call to register, to download and install any necessary audio software. The webcast will be archived for 30 days.

About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 65,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA(R), DELMIA(TM), ENOVIA(R), SMARTEAM(R)), mainstream product design tools (SolidWorks(R)), and 3D components (ACIS(R)) from Spatial Corp. Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

Contact:

Dassault Systemes:                                 FD International:
Didier Gaillot - VP Corporate                      Harriet Keen
  Business Development                             44.20.7831.3113
Valerie Agathon - Investor Relations               Jean-Benoit Roquette
33.1.40.99.69.24                                     /Emma Rutherford
                                                   Nelly Dimey/Lorie Lichtlen
                                                   33.1.47.03.68.10

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              DASSAULT SYSTEMES S.A.

         Date: January 13, 2004               By:      /s/ Thibault de Tersant
                                                      ------------------------
                                              Name:   Thibault de Tersant
                                              Title:  Executive Vice President,
                                                      Finance and Administration